Exhibit 19.1

G-III APPAREL GROUP, LTD.

INSIDER TRADING, HEDGING AND PLEDGING POLICY

This Insider Trading, Hedging and Pledging Policy (this “Policy”) was adopted by the Board of Directors (the “Board”) of G-III Apparel Group, Ltd. (the “Company”) on March 13, 2013, and amended on March 28, 2018 and June 8, 2023.

This Policy codifies the Company’s standards on trading and causing the trading of the Company’s securities or securities of other publicly-traded companies while in possession of confidential information and its policies concerning hedging and pledging of the Company’s securities. This Policy is divided into three parts:

●	Part I prohibits trading in certain circumstances and applies to all directors and officers of the Company and employees of the Company and its subsidiaries;
●	Part II prohibits hedging transactions related to Company securities and restricts pledges of Company securities as collateral for a loan or holding Company securities in a margin account, and applies to all directors and executive officers of the Company and employees of the Company and its subsidiaries; and
●	Part III imposes special additional trading restrictions and applies to each director of the Company, each “executive officer” of the Company as described in Rule 3b- 7 under the Exchange Act of 1934, as amended (the “Exchange Act”), each person designated as an “officer” of the Company for purposes of Section 16 under the Exchange Act (“Section 16 Officer”) (the foregoing collectively, “Covered Persons”).

PART I

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons employed by the Company or its subsidiaries, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director or officer of the Company or employee of the Company or its subsidiaries who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

1.	Applicability

This Policy applies to all transactions in the Company’s securities, including common stock, restricted stock, restricted stock units, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Policy applies to all directors and officers of the Company and employees of the Company and its subsidiaries.

2.General Policy: No Trading or Causing Trading While in Possession of Material Non-public Information
(a)No director or officer of the Company or employee of the Company or its subsidiaries may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public information” are defined in Part I, Section 3(a) and (b) below.)
(b)No director or officer of the Company or employee of the Company or its subsidiaries who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.
(c)In addition, no director or officer of the Company or employee of the Company or its subsidiaries may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director or officer of the Company or employee of the Company or its subsidiaries who knows of any such material non- public information may communicate that information to any other person, including family and friends.
(d)For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).
(e)Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part III, Section 3 below.
3.	Definitions
(a)Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

investigations;

(i)	significant changes in the Company’s prospects;
(ii)	significant write-downs in assets or increases in reserves;
(iii)	developments regarding significant litigation or government agency

(iv)	liquidity problems;
(v)	changes in earnings estimates or unusual gains or losses in major operations;
(vi)	major changes in management;
(vii)	a determination to declare a dividend;
(viii)	extraordinary borrowings;
(ix)	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, material licenses or other material agreements, or purchases or sales of substantial assets;

(x)	public offerings; and
(xi)	cybersecurity risks and incidents.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or new material license or other material agreement, the point at which negotiations or plans are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. Similarly, material information may include facts concerning matters as to which potential consequences may not be immediately or readily apparent. For example, with respect to cybersecurity risks or incidents, materiality depends upon their nature, extent and potential magnitude, particularly as they relate to any compromised information or the business and scope of the Company’s operations. In addition, the materiality of cybersecurity risks and incidents depends on the range of harm that such incidents could cause; for example, to the Company’s reputation, financial performance, and customer and vendor relationships, as well as the possibility of litigation or regulatory investigations or actions. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult with Neal S. Nackman, the Company’s Chief Financial Officer, before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b)Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public”

the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with Neal S. Nackman, the Company’s Chief Financial Officer, or assume that the information is “non-public” and treat it as confidential.

(c)Compliance Officer. The Company has appointed Neal S. Nackman, the Company’s Chief Financial Officer, as the Compliance Officer for this Policy. In the event that the Company’s Chief Financial Officer is not available or desires to effect a transaction in Company securities for which pre-clearance or approval is required under this Policy, the Chief Executive Officer or Chief Operating Officer of the Company shall serve as the Compliance Officer. The duties of the Compliance Officer include, but are not limited to, the following:
(i)	assisting with implementation of this Policy;
(ii)circulating this Policy to all director and officers of the Company and employees of the Company and its subsidiaries and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws and applicable laws and regulations concerning hedging or pledging of Company securities;
(iii)pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part III, Section 3 below; and
(iv)	providing approval of any transactions under Part III, Section 4 below.
4.	Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a)Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term of up to 20 years, required to pay criminal fines of up to $25 million and required to pay a civil penalty of up to the greater of $2,301,065 (the amount to be adjusted for inflation annually after 2023) or three times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the Securities and Exchange Commission (“SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,301,065 (the amount to be adjusted for inflation annually after 2023) or three times the amount of the profits gained or losses avoided, and a criminal penalty of up to $25 million. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1 million from a company and/or management and supervisory personnel as control persons.

(b)Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

PART II

The following prohibition on hedging transactions and restrictions on pledges of Company securities as collateral for a loan or holding Company securities in a margin account have been adopted to help align the interests of directors and executive officers of the Company and employees of the Company and its subsidiaries with the interests of the stockholders.

1.	Hedging Transactions.

No director or executive officer of the Company or employee of the Company or its subsidiaries may engage in any transaction if he or she is no longer exposed to the full risks of stock ownership. The Company believes that if directors or executive officers of the Company or employees of the Company or its subsidiaries are permitted to purchase hedging instruments that protect against downward changes in Company’s stock price, they may no longer have the same objectives as the Company’s other stockholders because they are no longer subject to the full risks of stock ownership. Prohibited hedging transactions include, but are not limited to, collars, forward sale contracts, trading in publicly-traded options, puts, calls or other derivative instruments related to Company stock or debt.

2.	Pledging Transactions and Margin Accounts.

No director or executive officer of the Company or employee of the Company or its subsidiaries may hold Company securities in a margin account or pledge Company securities as collateral for any other loan.

An exception to this prohibition may be granted, in the sole discretion of the Board and in limited circumstances, after giving consideration to the number of shares to be pledged as a percentage of the director’s or executive officer’s total shares held and the Company’s total shares outstanding.

3.Potential Amendment to Comply with Dodd-Frank Wall Street Reform and Consumer Protection Act.

Section 955 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) calls for public companies to disclose in the proxy materials for their annual stockholders’ meetings whether any of their employees and directors are permitted to hedge against losses on their company stock (including stock received as part of compensation). The SEC had not proposed its implementation rules and regulations for Section 955 of the Dodd-Frank Act as of the adoption date of this Policy. Once these implementation rules and regulations have been finalized, this Policy will be reviewed and amended as necessary to ensure that it is fully compliant with the final rules and regulations issued by the SEC.

PART III

Covered Persons are subject to the following special additional trading restrictions because of their access to material non-public information concerning the Company.

1.	Blackout Periods

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods. In addition, the Company may notify other employees of the Company that they are prohibited from trading in the Company’s securities during blackout periods in which event such persons shall also be considered “Covered Persons.”

(a)Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the tenth business day prior to the end of each fiscal quarter and ending two business days after our press release is issued to the public relating to our financial information for that fiscal quarter. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.
(b)Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or other material events) may be pending and not be publicly disclosed. While such material non- public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.
(c)Approved Rule 10b5-1 Plan. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement that complies with Rule

10b5-1 under the Securities Exchange Act of 1934, as amended, and is approved by the Compliance Officer (an “Approved 10b5-1 Plan”) that:

(i)has been reviewed and approved by the Compliance Officer at least five (5) days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Compliance Officer at least five days in advance of any revision or amendment being entered into);

(ii)provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B). The appropriate cooling-off period will vary based on the status of the Covered Person. For directors and Section 16 officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the Approved 10b5-1 Plan; or (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the Approved 10b5-1 Plan was adopted, up to a maximum of 120 days. For all other Covered Persons, the cooling-off period ends 30 days after adoption or modification of the Approved 10b5-1 Plan. This required cooling- off period will apply to the entry into a new Approved 10b5-1 Plan and any revision or modification of any trading plan under Rule 10b5-1;
(iii)was entered into in good faith by the Covered Person and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 at a time when the Covered Person was not in possession of material non-public information about the Company, and, if the Covered Person is a director or officer, the trading plan under Rule 10b5-1 must include representations by the Covered Person certifying to that effect;
(iv)gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(v)is the only outstanding Approved 10b5-1 Plan entered into by the Covered Person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

No Approved 10b5-1 Plan may be adopted during a blackout period.

If a Covered Person is considering entering into, modifying or terminating an Approved 10b5-1 Plan or has any questions regarding an Approved Rule 10b5-1 Plan, please contact the Compliance Officer.

The Company and the Company’s officers and directors must make certain disclosures in SEC filings concerning Approved 10b5-1 Plans. Covered Persons must undertake to provide any information requested by the Company regarding any Approved 10b5-1 Plan for the purpose of providing the required securities law disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.

(d)	Stock Option Exercises. This Policy does not apply to a Covered Person’s exercise of a stock option for cash. The prohibitions of this Policy do apply, however, to any sale of shares of Company stock received upon exercise of an option in the open market, regardless of whether such sale is to pay the exercise price or for tax withholding. For example, the prohibitions of this Policy apply to a market sale of stock as part of a broker-assisted cashless exercise of stock options.

(e)Net Settlement Upon Vesting of Restricted Stock. This Policy does not apply to a Covered Person’s surrender of shares to the Company or the retention and withholding from delivery to the Covered Person of shares by the Company (i.e., a so-called “net settlement” transaction between the Company and the Covered Person, as opposed to an open market transaction) upon vesting of restricted stock in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company plan pursuant to which the restricted stock was granted. This Policy also does not apply to a 10b5-1 plan that authorizes an agent to sell only such securities as necessary to satisfy tax withholding obligations (the “sell-to-cover transactions”) arising exclusively from the vesting of a compensatory award such as restricted stock or stock appreciation rights, and that the Covered Person does not otherwise exercise control over the timing of such sell-to-cover transactions. The prohibitions of this Policy do apply, however, to any sale of shares of Company stock in the open market to pay for tax withholding obligations when the Company delivers shares of stock upon vesting of restricted stock units. In addition, the prohibitions of this Policy apply to any market sale of restricted stock (after the lapse of restrictions).
2.	Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning two business days after our press release is issued to the public relating to our financial information for a fiscal quarter and ending on the tenth business day prior to the end of each fiscal quarter. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part III, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3.	Pre-clearance of Securities Transactions
(a)Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part III, Section 2 above, without first pre-clearing all transactions in the Company’s securities. For purposes of this Part III, Section 3, Covered Persons shall not include the persons referred to in the second sentence of the first paragraph of Part III, Section 1 above.
(b)Subject to the exemptions in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.
(c)	The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d)Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan once the applicable cooling-off period has expired. No trades may be made under an Approved 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer. In addition, preclearance is not required for stock option exercises, net issuances of restricted stock and the sell-to-cover transactions under the limited circumstances described in Part III, Sections 1(d) and 1(e) above. If you are not sure as to whether pre-clearance is needed for a purchase of sale of Company securities, you should consult with the Compliance Officer.
4.	Prohibited Transactions
(a)Directors and executive officers of the Company are prohibited from, trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
(b)Section 16 Officers and directors of the Company, including each such person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities:
(i)Short-term trading. Section 16 Officers and directors of the Company who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase. Note that in addition to this Policy, under Section 16(b) of the Exchange Act, any “short-swing profits” realized by a Section 16 Officer or director of the Company from a “matching” purchase and sale or “matching” sale and purchase of Company stock occurring within a six-month period would be subject to disgorgement to the Company.
(ii)Short sales. Covered Persons may not sell the Company’s securities short. Note that in addition to this Policy, Section 16(c) of the Exchange Act prohibits Section 16 Officers and directors of the Company from engaging in short sales.

5.	Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.